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                                                                    EXHIBIT 99.1

                ATLAS CORPORATION NO LONGER A VISTA SHAREHOLDER

DENVER, COLORADO, JUNE 30, 1997 -- Vista Gold Corp. announced that Atlas Corporation is no longer a major shareholder of the Company. Last week, Atlas Corporation reported that they had exchanged 8,313,076 common shares of Vista Gold with the holders of the outstanding exchangeable debentures of Atlas. The Vista Gold shares were the remainder of the stock owned by Atlas and were held by a trustee as security for the Atlas debentures.

As a result of this transaction, Vista Gold's publicly held float should increase to over 80 million shares, representing 90 percent of the 89 million shares outstanding. "So far this year, Vista's stock has traded an average of 147,000 shares per day," said Michael B. Richings, President and CEO of Vista Gold. "Now that these shares are no longer restricted, we expect even greater liquidity in our stock."

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with its registered office in Vancouver, British Columbia. Its holdings range from the Hycroft mine in Nevada to development and exploration projects in North and South America including Ecuador, Bolivia, Venezuela and Peru.

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The statements that are not historical are forward looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20F as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO of Vista Gold Corp. at
(303) 629-2450 or (888) 629-2350.